

March 7, 2025

George Athanasiadis
Chief Executive Officer
Eco Bright Future, Inc.
World Trade Center El Salvador
Calle El Mirador, 87 Ave Norte
San Salvador, El Salvador

       **Re:  Eco Bright Future, Inc.**
             **Registration Statement on Form 10**
             **Filed May 16, 2024**
             **File No. 000-56658**

Dear George Athanasiadis:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                       Sincerely,

                                       Division of Corporation Finance
                                       Office of Crypto Assets